

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2014

Via E-mail
Mr. Gregory Rotelli
President, Chief Executive Officer, Treasurer,
Secretary and Director
Independence Energy Corp.
3020 Old Ranch Parkway, Suite 300
Seal Beach, CA 90740

> **Re:** **Independence Energy Corp.**
> **Form 10-K for the Fiscal Year ended January 31, 2013**
> **Filed May 16, 2013**
> **Form 10-Q for the Fiscal Quarter ended July 31, 2013**
> **Filed September 16, 2013**
> **File No. 000-54323**

Dear Mr. Rotelli:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended January 31, 2013

Exhibits 31.1 and 31.2 - Certifications

1.   We note that you did not file the officer certifications outlined in Item 601(b)(31) and (32) of Regulation S-K that are required to be filed as exhibits to your report. The certifications you attached predate the periods covered by your report and the evaluation and assessment required as of January 31, 2013 in providing the disclosures necessary to comply with Items 307 and 308 of Regulation S-K. We also note that you have outdated disclosure pertaining to changes in internal control over financial reporting on page 39. Please amend your filing to update this disclosure and to include current certifications.

We have a similar concern with respect to the certification at Exhibit 31.1 of your July 31, 2013 Form 10-Q, which you should also update and file by amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Klinko at (202) 551-3824 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief